

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2007

Corporate Direct, Inc.
2248 Meridian Blvd. Ste H
Minden, NY 89423

> **Re:** **Kranti Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 13, 2007**
> **File No. 333-142096**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed April 13, 2007

Fee Table

1.   We note that you calculated the fee based on Rule 457(c) of the Securities Act, although you state on the cover page that "there has been no public market for the Company's common stock." Disclose the correct the basis for calculating the fee and if necessary, revise the fee.

Cover Page

2. Disclose how you will inform investors about the 90 day extension of the offering.

3. You state that you will promptly return the funds to subscribers if you do not sell the minimum amount of securities. Please explain how you intend to ensure the prompt return of the funds. We note that no arrangements have been made to place the funds in an escrow, trust, or similar account and that the "subscription could be seized in a garnishment proceeding."

4. It is unclear why you state that "[t]here are no minimum purchase requirements." The statement appears inconsistent with your representation that the securities are being offered on a minimum/maximum basis.

5. Please identify the officers and directors who will sell the securities on your behalf.

Plan of Distribution; Terms of the Offering, page 14

6. Please explain the statement indicating that "any new Offering may be made by means of a post-effective amendment." It appears inappropriate to suggest that a new offering may be registered through the filing of a post-effective amendment rather than the filing of an initial registration statement.

Undertakings, page 57

7. Please revise to include the undertaking required by Item 512(g)(2) of the Regulation S-B.

Signature page

8. Ensure that the next amendment is properly dated and signed.

Engineering Comments

History, page 23

9. You utilize a significant amount of technical terminology, such as VLF-EM, with which the average investor may not be familiar. Please revise your filing and address the following:

- Define all technical words through the context of your discussion as much as possible.

- Provide definitions to the glossary for words that cannot be adequately defined in the text.

  Please include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text. In addition, please revise your definitions for "reserve," "probable reserve," and "proven reserve" to conform to SEC definitions in Industry Guide 7. The Guide may be reviewed on the Internet at http://www.sec.gov/smbus/forms/industry.htm#secguide7.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct your questions regarding the engineering comments to Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: G. Schuler
        C. Moncada-Terry